UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican company of variable capital

(Translation of registrant’s name into English)

Satélites Mexicanos, S.A. de C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

            20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Satmex 7 Program and Related Transactions

As part of our strategy to further expand our capacity to capitalize on growing demand we initiated a program for the design and construction of a new satellite, to be named Satmex 7. Satmex 7 is a new generation 61x36 MHz equivalent transponder satellite that will replace our existing Solidaridad 2 satellite and occupy the 114.9° W.L. orbital slot. Satmex 7 presents attractive opportunities for C-band and Ku-band applications including data applications, enterprise data, cellular backhaul and commercial mobility.

On March 13, 2012, we entered into a definitive construction agreement (the “Satmex Procurement Agreement”) with Boeing Satellite Systems International, Inc. (“Boeing”), for the design, construction and delivery of Satmex 7. On February 3, 2012, we entered into a definitive launch agreement (the “Launch Services Agreement”) with Space Exploration Technologies Corp. (“SpaceX”) for the launch of a dual-satellite payload. The construction program provides for a 34 month construction schedule, with a scheduled launch period between December 2014 and February 2015, and with operations expected to commence in September 2015. The design, construction, launch and insurance costs of Satmex 7 are expected to be approximately $165.0 million. We expect to finance Satmex 7 through a combination of financing options currently under consideration, including (i) a tack-on offering of our 9.5% Senior Secured Notes due 2017 as allowed in the Indenture entered into between Satmex and Wilmington Trust FSB, as trustee, dated May 5, 2011, (ii) cash flow from operations and (iii) a finance facility, including a possible U.S. Export-Import Bank-supported loan.

New Satellite Program Agreements

Satmex entered into the Launch Services Agreement with SpaceX for the launch of a dual-satellite payload consisting of Satmex 7 and another similar-model satellite to be owned by another satellite operator, Asia Broadcast Satellite Holdings Ltd. (“ABS”). The Launch Services Agreement is one among other agreements described below involving the purchase of four C- and Ku-band satellites to be developed and manufactured by Boeing under a joint procurement program with Satmex and ABS (the “Program”). On March 13, 2012, Satmex and ABS entered into a master procurement agreement with Boeing (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS of the Program.

In connection with the Program, in addition to entering into the Satmex Procurement Agreement with Boeing, Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”), each as described below.

Master Procurement Agreement

Under the Master Procurement Agreement, Satmex committed to purchase one of the initial four satellites, designated Satmex 7, and agreed to enter into the Satmex Procurement Agreement pursuant to which Boeing will develop and manufacture Satmex 7. ABS committed to purchase two of the initial four satellites and agreed to enter into a separate satellite procurement agreement with Boeing for the development and manufacture of those satellites. The allocation of the fourth initial satellite (“F4”) as between Satmex and ABS is subject to determination at a later date, but the total costs of F4 are expected to be similar to those of Satmex 7. Satmex and ABS have each agreed to be responsible for 50% of the initial deposit for F4. If Satmex and ABS elect to terminate their obligation to purchase F4 prior to July 13, 2013, Boeing will be entitled to retain the initial deposit and Satmex will have no further liability to Boeing for F4. Satmex and ABS are severally and not jointly liable to Boeing for the purchase of their respective satellite or satellites under their respective satellite procurement agreements. However, if Satmex or ABS defaults on its purchase obligation and, as a result, Boeing terminates the defaulting party’s satellite procurement agreement, Boeing is entitled to increase the price of the non-defaulting party’s satellite to preserve its expected economic benefit of the joint procurement of the satellites pursuant to the Program. If Boeing terminates the satellite procurement agreement with ABS as a result of a default by ABS, the purchase price of Satmex 7 will increase. Satmex will have a corresponding damage claim against ABS for the cost of the resulting increase.

Under the Master Procurement Agreement, Boeing also granted to Satmex and ABS the right to purchase up to four additional satellites. The options expire between April 13, 2014 and October 13, 2015, if not previously exercised and will expire if the obligation to purchase F4 is terminated by Satmex and ABS. If such options are exercised, the party exercising the option may either enter into an additional contract or an amendment to its existing satellite procurement agreement, on terms and conditions identical in all material respects to the terms and conditions of its satellite procurement agreement. Delivery of an additional satellite subject to this option shall occur no later than 24 months after the configuration authorization to proceed, which sets forth the final payload configuration for such satellite.

Satmex Procurement Agreement

Under the Satmex Procurement Agreement, Boeing will manufacture and deliver Satmex 7 and provide satellite simulator software, satellite control software and training. Boeing is to deliver Satmex 7 34 months following the execution of this agreement. Satmex has the right to terminate the agreement at any time for any reason for its convenience, subject to making a required termination payment and paying to ABS the amount of any increased costs incurred by ABS that are attributable to a non-dual launch of satellites. If Satmex purchases F4, or elects to purchase any of the optional satellites thereafter, the cost of each satellite is expected to be substantially the same as Satmex 7.

Launch Services Agreement

Under the Launch Services Agreement, Satmex has contracted with SpaceX for launch services for Satmex 7 on a Falcon 9 launch vehicle. The launch is for a dual-satellite payload, which will include Satmex 7 and is expected to include one of the ABS satellites under the Program. Satmex 7 has a launch window between December 2014 and February 2015. However, Satmex or SpaceX have the right to request the postponement or advancement of the launch for a limited period of time, without any penalty. Satmex also has the right to terminate the Launch Services Agreement for any reason for its convenience with notice to SpaceX and the payment of an agreed termination fee (which fee escalates over time).

If Satmex terminates the Launch Services Agreement without the consent of ABS, Satmex would additionally be responsible to ABS for any increased costs incurred by ABS that are attributable to a non-dual launch of satellites or the termination of the Launch Services Agreement. Satmex has agreed with ABS that it will not terminate the Launch Services Agreement without the consent of ABS.

Bilateral Agreement

Under the Bilateral Agreement by Satmex and ABS, the parties agreed to share launch services, allocate common Program costs and cross-indemnify each other for any actions or changes to the Program made by Satmex or ABS that adversely affect the costs, timing, delivery or launch of the other party’s satellite or satellites.

Satmex has agreed to include one of the ABS satellites in the Program on a dual-satellite payload SpaceX launch under the Launch Services Agreement. In consideration thereof, ABS will pay Satmex 50% of the total price for launch services under the Launch Services Agreement. Considering that ABS will include F4 in its launch services agreement, Satmex has agreed with ABS that it will pay ABS for 25% of the total price for launch services under the ABS-SpaceX launch agreement. The aforementioned will be Satmex’s maximum liability in the event F4 is terminated as provided above. On the other hand, Satmex shall reimburse ABS for an additional 25% for an aggregate of 50% of the total price of the launch services under the ABS-SpaceX launch agreement if F4 is elected by Satmex. The terms and conditions for the launch services under the ABS-SpaceX launch agreement are substantially similar to the terms and price of the launch services under the Launch Services Agreement.

A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

We are not making an offer to sell securities and are not soliciting an offer to buy securities. Any securities that we issue in connection with potential financing options might not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law, and, in such cases, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, any such securities will be offered and sold in the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in reliance on the exemption from registration provided by Rule 144A under the Securities Act and outside the United States in accordance with Regulation S of the Securities Act.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated March 13, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

Date: March 15, 2012	By:	/s/ Veronica Gutierrez Zamora Garcia
Veronica Gutierrez Zamora Garcia
General Counsel

EXHIBIT INDEX

Exhibit Number	Document

99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated March 13, 2012

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